UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to

Commission file number 001-14195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION

116 Huntington Avenue

Boston, Massachusetts 02116

AMERICAN TOWER RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

    American Tower Retirement Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 27, 2007

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments:
Mutual funds	$46,462,051	$33,798,618
American Tower Class A common stock	4,997,126	4,708,224
Participant loans	550,459	418,965

Total investments	52,009,636	38,925,807

Contributions receivable:
Participant	150,090
Employer	45,068

Total contributions receivable	195,158

NET ASSETS AVAILABLE FOR BENEFITS	$52,204,794	$38,925,807

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$2,150,302	$2,331,727
Dividends and interest	3,687,513	1,530,635

Net investment activity	5,837,815	3,862,362

CONTRIBUTIONS:
Participant	4,398,920	3,112,928
Employer	1,313,185	923,228

Total contributions	5,712,105	4,036,156

DEDUCTIONS:
Benefits paid to participants	(9,442,894)	(7,703,262)
Administrative expenses	(119,964)	(127,905)

Total deductions	(9,562,858)	(7,831,167)

TRANSFERS IN FROM SPECTRASITE PLAN	11,291,925

NET INCREASE	13,278,987	67,351

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,925,807	38,858,456

End of year	$52,204,794	$38,925,807

See notes to financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General Information—The Plan is a defined contribution plan available to substantially all employees of American Tower Corporation (the “Company” or the “Plan Sponsor”) and its participating subsidiaries. The Company’s Benefits Committee, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger and Transfer of Assets From SpectraSite Plan—In August 2005, the Company completed a merger transaction with SpectraSite, Inc. pursuant to which, among other things, SpectraSite Communications, Inc. (“SpectraSite”), a wholly owned subsidiary of SpectraSite, Inc., became a wholly owned subsidiary of the Company. Effective January 1, 2006, any otherwise eligible employee of SpectraSite was permitted to participate in the Plan. Effective May 2, 2006, the Company merged the SpectraSite Communications, Inc. 401(k) Plan (the “SpectraSite Plan”) into the Plan, pursuant to which net assets of the SpectraSite Plan were transferred into the Plan. The Plan was amended in connection with the merger of the SpectraSite Plan to grandfather the normal retirement age of any employee or former employee of SpectraSite to the later of age 60 or the fifth anniversary of the first day of the first plan year in which the participant commenced participation in the Plan, and to conform the vesting calculation method used by the Plan for former SpectraSite employees with the vesting calculation method described below.

Participant Contributions—Participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). In addition, participants age 50 and older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

Employer Contributions—Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. Under the Plan, the Company matching contribution was 50% up to a maximum of 6% of a participant’s contributions. The Company may also make annual discretionary profit sharing contributions in an amount to be determined at year end by the Company’s Board of Directors. No discretionary profit-sharing contributions were made in 2006 or 2005.

Participant Accounts—Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Company matching contributions and allocations of Company discretionary profit sharing contributions (if any) and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on each participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of participants’ accounts (plus actual earnings thereon) occurs at a rate of 25% per year, beginning after one year of service, until a participant becomes fully vested at the end of 4 years. Vesting in the Company’s profit sharing portion of participants’ accounts (plus actual

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

earnings thereon) occurs according to a five-year graded schedule, beginning with 20% after one year of service.

Payment of Benefits—Total or partial cash distributions from the Plan are permitted upon a participant’s attainment of age 59 1/2, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant. In August 2006, the Plan was amended to also provide for an automatic distribution of terminated participants’ vested account balances not exceeding $1,000.

Forfeitures—Unvested Company contributions and earnings thereon that have been forfeited may be applied against administrative expenses of the Plan and to reduce Company contributions. At December 31, 2006 and 2005, forfeited, nonvested participant accounts totaled approximately $303,700 and $128,000, respectively. During the years ended December 31, 2006 and 2005, Company contributions funded from the forfeiture account were $36,100 and $2,000, respectively. During the years ended December 31, 2006 and 2005, Plan administrative expenses of $114,100 and $121,000 were paid from forfeitures.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds and American Tower Corporation Class A common stock as investment options for participants.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to 10 years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan. The applicable interest rates for outstanding loans ranged from 4.00% to 9.25% as of December 31, 2006 and 2005. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

Risks and Uncertainties—The Plan invests in American Tower Corporation Class A common stock and mutual funds that hold investment securities including U.S. government securities, corporate debt instruments and corporate stock. Investment securities are, in general, exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are stated at cost,

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—All expenses are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2006	2005
Fidelity Growth Company Fund	$6,719,659	$6,173,404
Spartan U.S. Equity Index Fund	6,160,515	4,389,058
Fidelity Growth & Income Portfolio	4,894,940	4,493,115
Fidelity Magellan Fund	4,086,547	4,325,089
Fidelity Retirement Money Market Portfolio	3,536,598	2,331,863
Fidelity Worldwide Fund	2,961,748	3,008,733
Fidelity U.S. Bond Index Fund	2,791,332
Fidelity Puritan Fund		2,262,821
Fidelity Low-Priced Stock Fund		2,055,506
American Tower Corporation Class A common stock	4,997,126	4,708,224

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2006	2005
Spartan U.S. Equity Index Fund	$716,024	$128,178
Fidelity Growth Company Fund	586,596	693,911
Fidelity Magellan Fund	(699,089)	97,959
Fidelity Growth & Income Portfolio	(442,055)	(469,646)
Fidelity Puritan Fund	158,655	(28,008)
Fidelity Low-Priced Stock Fund	145,845	40,625
Fidelity Worldwide Fund	102,268	190,167
Fidelity Value Fund	60,613	36,301
Fidelity Mid-Cap Stock Fund	16,708	81,519
Fidelity Diversified International Fund	18,964	16,030
Fidelity Freedom 2020 Fund	12,999	6,785
Fidelity U.S. Bond Index Fund	11,910	(45,509)
Fidelity Freedom 2035 Fund	8,326	2,608
Fidelity Freedom 2040 Fund	7,070	10,121
Fidelity Freedom 2025 Fund	6,790	369
Fidelity Freedom 2010 Fund	2,328	1,491
Fidelity Freedom 2015 Fund	1,036	2
Fidelity Freedom Income Fund	822	593
Fidelity Freedom 2000 Fund	608	395
Fidelity Freedom 2005 Fund	(5,495)	253
Fidelity Freedom 2030 Fund	(4,696)	13,642
Fidelity Balanced Fund	(4,315)
Baron Small Cap Fund	(103,035)
AIM Basic Value A Fund	7,921	3,682
American Tower Corporation Class A common stock	1,543,504	1,550,259

Net appreciation	$2,150,302	$2,331,727

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA (See Note 1).

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter, dated October 2, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.	RELATED-PARTY TRANSACTIONS

The Plan’s investments as of December 31, 2006 and 2005 include shares of mutual funds held in trust and managed by Fidelity, the Plan’s trustee. Fees paid by the Plan to Fidelity for the years ended December 31, 2006 and 2005 were $119,964 and $127,905, respectively. Mutual funds managed by FMR Corp. and its various affiliates, including Fidelity, owned 35.5 million and 42.5 million shares of Class A common stock of the Company as of December 31, 2006 and 2005, respectively (based on FMR Corp.’s Schedule 13-G filed on February 14, 2006 and February 14, 2005, respectively).

At December 31, 2006 and 2005, the Plan held 134,043 and 173,735 shares, respectively, of Class A common stock of the Company, with a cost basis of $1,271,612 and $1,389,503, respectively. The Company did not make dividend payments on its Class A common stock during the years ended December 31, 2006 and 2005.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements to amounts reported in the Plan’s Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$52,204,794
Contributions receivable	(195,158)

Net assets available for benefits per the Form 5500	$52,009,636

The following is a reconciliation of contributions per the financial statements to contributions reported in the Plan’s Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005
Contributions per the financial statements	$5,712,105	$4,036,156
(Increase) decrease in contributions receivable	(195,158)	11,572

Contributions per the Form 5500	$5,516,947	$4,047,728

* * * * * *

AMERICAN TOWER RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV

LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

a)	b)Identity of Issue, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Interest Rate, Collateral, Par, or Maturity Value	d) Cost**	e) Current Value
*	Fidelity Investments	Growth Company Fund		$6,719,659
*	Fidelity Investments	Spartan U.S. Equity Index Fund		6,160,515
*	Fidelity Investments	Growth & Income Portfolio		4,894,940
*	Fidelity Investments	Magellan Fund		4,086,547
*	Fidelity Investments	Retirement Money Market Portfolio		3,536,598
*	Fidelity Investments	Worldwide Fund		2,961,748
*	Fidelity Investments	U.S. Bond Index Fund		2,791,332
*	Fidelity Investments	Puritan Fund		2,519,992
*	Fidelity Investments	Mid-Cap Stock Fund		2,246,892
*	Fidelity Investments	Low-Priced Stock Fund		2,093,993
*	Fidelity Investments	Diversified International		1,964,910
*	Fidelity Investments	Value Fund		1,499,495
*	Fidelity Investments	Freedom 2040 Fund		1,489,300
*	Fidelity Investments	Freedom 2030 Fund		830,701
*	Fidelity Investments	Freedom 2020 Fund		684,670
*	Fidelity Investments	Freedom 2010 Fund		217,647
*	Fidelity Investments	Freedom 2035 Fund		169,899
*	Fidelity Investments	Balanced Fund		143,003
*	Fidelity Investments	Freedom 2025 Fund		140,273
*	Fidelity Investments	Freedom 2015 Fund		114,093
*	Fidelity Investments	Freedom 2005 Fund		90,984
*	Fidelity Investments	Freedom Income Fund		56,442
*	Fidelity Investments	Freedom 2000 Fund		24,767
	Baron	Small Cap Fund		842,513
	AIM Investments	Basic Value Fund Class A		181,138
*	American Tower Corporation	Class A common stock		4,997,126
*	Participants	Participant loans with various interest rates from 4.00% to 9.25% and various maturity dates through 2016		550,459

	Total			$52,009,636

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore has not been included.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of American Tower Corporation, as Plan Administrator, has duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 28th day of June 2007.

AMERICAN TOWER RETIREMENT SAVINGS PLAN

By:	/s/ Edmund DiSanto
Member, Benefits Committee

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP